Exhibit 99.1

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2007 Interim Results

Turnover increases by 14.42%;

Pre-tax interim profit sets new high

Hong Kong, August 26, 2007 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx:338; SSE: 600688; NYSE: SHI) announced today the unaudited operating results of the Company and its subsidiaries (the “Group”) for the six-month period ended June 30, 2007 (the “Period”).

Under the International Financial Reporting Standards, the Group’s turnover was RMB26,820.2 million, up 14.42% on a year-on-year basis. Profit before taxation was RMB2,469.1 million, representing a 45.85-fold increase on a year-on-year basis which was the best ever for the corresponding period in the Company’s history. Meanwhile, profit after taxation and minority interests rose from RMB1,779.9 million to RMB1,785.6 million; and basic earnings per share was RMB0.248 (2006 interim: RMB0.001). The board of directors did not recommend any interim dividend for 2007 (2006 interim: Nil).

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “In the first half of 2007, in light of the unfavorable conditions resulting from sustained high volatility of international crude oil prices, surging prices of raw materials and intensifying market competition, the Group implemented a low-cost strategy as its main course of action while focusing on improving economic efficiency, striving to reduce costs and charges. As such, the turnover increased by approximately RMB 3,400 million when compared to the same period in 2006. Profit before taxation set a new high. In addition, the Group maintained stable operations and production during the first half of 2007 . The number of unscheduled suspensions for major production facilities decreased by 7.14% over the corresponding period of the previous year, whereas the output-to-sales ratio and the receivable recovery ratio remained at satisfactory levels.”

In the first half of 2007, the Group realized net sales of RMB26,468.2 million, up 14.46% from last year, among which net sales derived from petroleum products, intermediate petrochemicals and resins and plastics increased by 11.22%, 37.69% and 6.59%, respectively, while net sales of synthetic fibres reported a 0.42% dip.

During the Period, the Group processed 4,512,700 tons of crude oil, an increase of 1.48% or 65,600 tons on a year-on-year basis. Of the total processed amount, imported oil and offshore oil amounted to 4,266,100 tons and 246,600 tons, respectively. The output of gasoline decreased by 27.41% to 290,800 tons, while the output of diesel reported a 2.34% hike to 1,360,200 tons. Production of jet fuel reached 351,500 tons, up 39.15%. The output of ethylene and propylene amounted to 476,500 tons and 248,000 tons, respectively, representing respective decreases of 0.79% and 5.95%. On the other hand, the output of synthetic resins and plastics, synthetic fibre monomers and synthetic fibre polymers amounted to 558,400 tons, 430,700 tons and 302,400 tons, respectively, recording respective increases of 0.43%, 12.72% and 0.80%. However, the output of synthetic fibres dropped 4.98% to 162,300 tons. The Group’s output-to-sales ratio and receivable recovery ratio in the first half were 99.15% and 99.24%, respectively.

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Shanghai Petrochemical Announces 2007 Interim Results…p.2

During the Period, the Group’s weighted average cost of crude oil dropped RMB159.02/ton on a year-on-year basis to RMB3,547.75/ton in the first half of 2007, representing a 4.29% decrease. With the average price of crude oil having dropped slightly, the Group’s total cost of crude oil processed during the reporting period fell 1.23% on a year-on-year basis to RMB16,001.0 million. The crude oil costs accounted for 65.54% of the Group’s cost of sales in the first half.

Construction on the Group’s major projects continued to move forward during the Period. The 380,000-ton/year ethylene glycol project and the 3,300,000-ton/year diesel hydrogenation project commenced operation on March 3 and June 18, respectively, with both facilities now operating smoothly. Other major projects of the Group, which aimed at further adjusting and optimizing assets and products composition, proceeded smoothly. For example, the flue-gas desulphurization project, the 620-ton/hour steam boiler, the 100MW power generation project, the 1,200,000-ton/year delayed coking plant and the 600,000-ton/year PX aromatics complex were all proceeding steadily as scheduled. Some of these projects are expected to commence operation within the year.

Looking ahead, Mr. Rong Guangdao, said, “In the second half of 2007, the global supply and demand of crude oil will remain relatively unbalanced. It is anticipated that crude oil prices will hover at higher levels or will even set new highs, while the Company’s major production facilities will undergo large-scale inspection and maintenance. Accordingly, the outlook of production operation is not optimistic. However, in the second half of 2007, the Group will continue to accelerate the development of the structural adjustment program and to push forward technological renovation programs, thereby striving for the enhancement of the enterprise’s competitiveness. To further improve the Company’s operating efficiency, we will continuously enhance internal management and reduce costs.”

Shanghai Petrochemical is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to effect a global securities offering. Located in Jinshan District in the southwest of Shanghai, it is a highly integrated petrochemical complex which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum categories.

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This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government’s macro-economic control measures to curb over-heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company’s raw materials, particularly crude oil, will continue to increase; not be able to raise its prices accordingly which would adversely affect the Company’s profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company’s products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company’s shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

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Encl: Consolidated Income Statement (Unaudited)

For further information, please contact:

Ms. Christy Lai / Ms. Patricia Tse

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241	…/3

Shanghai Petrochemical Announces 2006 Interim Results…p.3

Sinopec Shanghai Petrochemical Company Limited

2007 Interim Results

(Prepared under International Financial Reporting Standards)

Consolidated Income Statement (Unaudited)

	Six-month period ended 30 June
	2007	2006
	RMB’000	RMB’000
Turnover	26,820,241	23,440,275
Less: Sales taxes and surcharges	(352,076)	(316,004)

Net sales	26,468,165	23,124,271
Cost of sales	(24,413,090)	(22,931,817)

Gross profit	2,055,075	192,454
Selling and administrative expenses	(243,101)	(281,013)
Other operating income	476,533	130,536
Other operating expenses:
Employee reduction expenses	(50,733)	(19,810)
Others	(64,805)	(42,289)

Profit/(loss) from operations	2,172,969	(20,122)
Share of profits of associates and jointly controlled entities	384,912	180,156
Net financing costs	(88,757)	(107,335)

Profit before taxation	2,469,124	52,699
Taxation	(653,094)	(11,390)

Profit after taxation	1,816,030	41,309

Attributable to:
Equity shareholders of the Company	1,785,569	5,693
Minority interests	30,461	35,616

Profit after taxation	1,816,030	41,309

Basic earnings per share	RMB0.248	RMB0.001